1050 Connecticut Ave NW, Suite 500

Washington, D.C. 20036

August 29, 2025

VIA EDGAR

Attention:	Catherine De Lorenzo
Kellie Kim
Shannon Menjivar
Pam Howell

Division of Corporation Finance

Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington DC 20549

Re:	BM Acquisition Corp.
Registration Statement on Form S-1
Filed July 25, 2025
File No. 333-288106

Dear Ladies and Gentlemen,

On behalf of BM Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated August 1, 2025 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-1 filed on July 25, 2025 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of the securities of the Company. Concurrently with this submission, the Company has filed Amendment No. 2 to the Registration Statement (the “Amendment”).

The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter in bold below. On behalf of the Company, we advise you as follows:

Form S-1 Amendment No. 1 filed July 25, 2025

Cover Page

1.	We note the revised disclosure on the cover page and elsewhere that in connection with a business combination or extension of the time period to complete a business combination, public shareholders may redeem their shares “at a per-share price . . . equal to the aggregate amount then on deposit in the trust account described below, including interest (net of taxes payable and less interest to pay dissolution expenses up to $100,000), divided by the number of then issued and outstanding public shares.” Please advise why you would allocate funds from the trust for dissolution expenses in the event of a business combination or extension and how such provision is consistent with Nasdaq Rule IM-5101-2(d), which says “public Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes).” Please also reconcile such references to dissolution expenses from the interest with the disclosure on page 87 that you will pay the costs of liquidating the trust account from your remaining assets outside of the trust account.

Response: In response to the Staff’s comment, the Company removed that language on the cover page and pages 15, 25, 28, 35, 113, 114, and 121.

Use of Proceeds, page 84

2.	We refer to footnote 5 on page 85. Please clarify the specific amount included for ARC Group Limited’s services within the total offering expenses of $1,158,290, and consider revising the disclosure to clearly present this information.

Response: In response to the Staff’s comment, the Company revised the Use of Proceeds table (page 84) and the fee table in Item 13 to specify the amount of this finance fee and has increased the amount of the Company’s private placement amount accordingly cover the increase to offering expenses.

Underwriting, page 177

3.	We refer to the per-unit commission of $0.10 and the total expense payable to the underwriters of $600,000, as presented in your underwriters’ commissions table. Footnote (1) indicates that the commission payable to the underwriters is $0.10 per unit upon the consummation of this initial public offering, with an additional $0.10 per unit payable upon the consummation of an initial business combination. Additionally, your estimated offering expenses are stated as $986,000, which is inconsistent with the offering expenses disclosed in the Use of Proceeds table on page 84. Please reconcile these discrepancies or revise, as appropriate.

Response: In response to the Staff’s comment, the Company revised the estimated offering expenses on page 178.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement. If you have any additional questions regarding any of our responses or the revised Registration Statement, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Debbie A. Klis
Rimon P.C.

cc:	Mr. Traviss Loong Kam Seng, CEO